SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                               EDT Learning, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  26841E 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Russell Cleveland
                           8080 N. Central Expressway
                                Suite 210, LB-50
                                Dallas, TX 75206
                                  214-891-8294
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              August 13 - 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                               (Page 1 of 9 Pages)

CUSIP No. 26841E 10                    13D                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance Capital Growth & Income Fund III, Inc.               75-2533518
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,048,266
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,048,266
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,048,266
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        6.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26841E 10                    13D                     Page 3 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance US Growth and Income Trust PLC                   None - Foreign
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,100,001
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,100,001
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,100,001
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26841E 10                    13D                     Page 4 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     BFS US Special Opportunities Trust PLC                       None - Foreign
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,299,999
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,299,999
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,299,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        8.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.2684E 10 7                    13D                     Page 5 of 9 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of EDT Learning, Inc. (the "Company" or "EDT Learning"). The principal executive offices of the Company are located at 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Statement is filed by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), Renaissance US Growth & Income Trust PLC ("Renaissance PLC"); and BFS US Special Opportunities Trust PLC ("BFS US") (collectively the "Reporting Persons").

     Renaissance Capital Group, Inc., a Dallas, Texas, firm that is registered as an Investment Adviser under the Investment Adviser Act of 1940, is the Investment Adviser for Renaissance III, the Investment Manager for Renaissance PLC, and the Investment Adviser for BFS US.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) Renaissance III and Renaissance PLC are engaged in the business of investing principally in emerging or undervalued U.S. public companies. BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

CUSIP No. 22 527P 10 2                 13D                     Page 6 of 9 Pages

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom. All of the directors and executive officers of Renaissance III are citizens of the United States. All of the directors of Renaissance PLC and BFS US are citizens of the United Kingdom, except for Russell Cleveland and C. A. Rundell, Jr., who are citizens of the United States.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $527,033. The source of such funds was capital of Renaissance III.

     The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $561,811. The source of such funds was capital of Renaissance PLC.

     The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $768,810. The source of such funds was capital of BFS US.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes.

     None of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) Under SEC rules and as of the date of this filing, Renaissance III beneficially owns 1,048,266 Common Shares, Renaissance PLC beneficially owns 1,100,001 Common Shares, and BFS US beneficially owns 1,299,999 Common Shares. The Reporting Persons beneficially own 3,448,266 Common Shares computed on a fully converted basis.

     Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by Renaissance III, Renaissance PLC, BFS US and together represent approximately 6.93%, 7.27%, 8.59% and 20.13%, respectively, of the outstanding Common Stock of the Company. The foregoing percentages are calculated based on the 14,137,096 shares of the Company's Common Stock outstanding as of June 11, 2002, as reported in the Company's most recently filed Form 10-K.

     Renaissance III, Renaissance PLC, and BFS US disclaim that they are members of a group for purposes of Regulation 13D.

CUSIP No. 22 527P 10 2              13D                        Page 7 of 9 Pages

     The Common Shares beneficially owned by Renaissance III are comprised of 48,266 shares of Common Stock purchased in the open market, 500,000 shares of Common Stock issuable upon the conversion of a 12% Convertible Subordinated Note and 500,000 shares of Common Stock issuable upon the exercise of warrants.

     Renaissance PLC is deemed the beneficial owner of Common Shares comprised of 100,001 shares of Common Stock purchased in the open market, 500,000 shares of Common Stock issuable upon the conversion of a 12% Convertible Subordinated Note, and 500,000 shares of Common Stock issuable upon the exercise of warrants.

     BFS US is deemed the beneficial owner of Common Shares comprised of 299,999 shares of Common Stock purchased in the open market, 500,000 shares of Common Stock issuable upon the conversion of a 12% Convertible Subordinated Note, and 500,000 shares of Common Stock issuable upon the exercise of warrants.

(b)     Number of shares as to which  Renaissance  III has:
        (i)     Sole power to vote or to direct the vote
                1,048,266
        (ii)    Shared power to vote or to direct the vote
                None
        (iii)   Sole power to dispose or to direct  the  disposition  of
                1,048,266
        (iv) Shared power to dispose or to direct the disposition of None

         Number of shares as to which Renaissance PLC has:
         (i)      Sole power to vote or to direct the vote
                  1,100,001
         (ii)     Shared power to vote or to direct the vote
                  None
         (iii)    Sole power to dispose or to direct the disposition of
                  1,100,001
         (iv) Shared power to dispose or to direct the disposition of None

         Number of shares as to which BFS US has:
         (i)      Sole power to vote or to direct the vote
                  1,299,999
         (ii)     Shared power to vote or to direct the vote
                  None
         (iii)    Sole power to dispose or to direct the disposition of
                  1,299,999
         (iv) Shared power to dispose or to direct the disposition of None

     (c) No transaction in the Common Shares was effected by a Reporting Person since the last filing or within the past 60 days, except as follows: (a) the purchase by Renaissance III of 16,666 shares of Common Stock in the open market at an average price of $0.6266; (b) the purchase by Renaissance US of 100,001 shares of Common Stock in the open market for an average price of $0.6181; and
(c) the purchase by BFS US of 99,999 shares of Common Stock in the open market for an average price of $0.6181.


     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

CUSIP No. 22 527P 10 2                 13D                     Page 8 of 9 Pages

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not Applicable.

CUSIP No.2684E 10 7                    13D                     Page 9 of 9 Pages
--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1         Joint Filing Agreement Pursuant to Rule 13d-1(k)


--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     September 10, 2002
                                                         (Date)

                           Renaissance Capital Growth & Income Fund III, Inc.



                              /S/ Russell Cleveland
                                        (Signature)
                                Russell Cleveland
                                        President and Chief Executive Officer
                                        (Name/Title)

                           Renaissance US Growth and Income Trust PLC



                              /S/ Russell Cleveland
                                        (Signature)
                                Russell Cleveland
                                        Director


                           BFS US Special Opportunities Trust PLC



                              /S/ Russell Cleveland
                                        (Signature)
                                Russell Cleveland
                                        Director



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  ATTACHMENT 1

     The name. business address. and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                 Principal
Name                     Business Address                        Occupation

Edward O. Boshell, Jr.   c/o Renaissance Capital Group,          Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Russell Cleveland        c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Peter Collins            c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Ernest C. Hill           c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Charles C. Pierce, Jr.   c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
OFFICERS

Russell Cleveland        c/o Renaissance Capital Group, Inc.     President and
                         8080 North Central Expressway           Chief Executive
                         Suite 210, LB-59                        Officer
                         Dallas, TX  75206-1857
John A. Schmit           c/o Renaissance Capital Group, Inc.     Vice President
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Robert C. Pearson        c/o Renaissance Capital Group, Inc.     Vice President
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Barbara A. Butschek      c/o Renaissance Capital Group, Inc.     Secretary and
                         8080 North Central Expressway           Treasurer
                         Suite 210, LB-59
                         Dallas, TX  75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                          Business Address                        Occupation

Michael B. Cannan             c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Russell Cleveland             c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Ernest J. Fenton              c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Lord Mark Fitzalan Howard OBE c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
C. A. Rundell, Jr.            c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
William W. Vanderfelt         c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB

OFFICERS

None

     The name. business address. and principal occupation of the directors and executive officers of BFS US are as follows:

DIRECTORS
                                                                      Principal
Name                          Business Address                        Occupation

Lord Lang of Monkton          c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Russell Cleveland             c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Ernest John Fenton            c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Anthony Arthur Reid           c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
William Weeks Vanderfelt      c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB

OFFICERS

None

                                                                       EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                           RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                            By:     _________________________________________
                          Name:     Russell Cleveland
                  Title: President and Chief Executive Officer


                           RENAISSANCE US GROWTH & INCOME TRUST PLC




                            By:     _________________________________________
                          Name:     Russell Cleveland
                         Title:     Director


                           BFS US SPECIAL OPPORTUNITIES TRUST PLC



                            By:     __________________________________
                          Name:     Russell Cleveland
                         Title:     Director